Exhibit 99.2

FEBRUARY 12, 2015

comScore and Kantar Announce Strategic Global Partnership to Accelerate Cross-Media Audience and Campaign Measurement

Kantar Parent WPP Takes Equity Stake in comScore

RESTON, VA, and LONDON, UK, February 12, 2015 – comScore (NASDAQ: SCOR) today announced a strategic alliance with WPP’s data investment management division, Kantar. The alliance, which covers territories outside the U.S., establishes a framework for the parties to bring the best of breed together from the two companies – their products, technology, data assets, research panels and relationships – to provide world class cross-media audience and campaign measurement capabilities.

The alliance follows the intended acquisition by WPP, announced earlier today, of a substantial equity stake in comScore. Under the terms of the agreement, comScore will issue 4.45% in shares in exchange for the benefits of the strategic alliance, and acquisition of certain European Internet audience measurement assets. WPP will also purchase up to 15% shares of comScore through a tender offer with an offering price of $46.13, giving WPP a total ownership stake in comScore of between 15-20%. The transaction is subject to customary regulatory approvals and is expected to close in the second quarter of 2015. Provided WPP’s tender offer is successful, it is expected to be accretive to comScore’s non-GAAP earnings per share in 2015.

comScore will partner with Kantar and its operating businesses on cross-media audience and campaign measurement in non-U.S. markets. comScore will also acquire the assets of Kantar’s Internet audience measurement businesses in certain European markets. In these markets, Kantar and comScore will continue to provide the same level of seamless integration and data services.

“This long-term, strategic alliance will simplify the deployment of global measurement capabilities and accelerate the creation of new services for the industry. The emerging mediascape points to a massive global opportunity waiting to be unlocked by cracking the code on cross-media audience and campaign measurement,” said comScore CEO Serge Matta. “We look forward to working together with Kantar to deliver new measurement products based on our complementary offerings in these markets.”

Kantar CEO Eric Salama commented: “By partnering with comScore and combining our respective strengths, we will integrate data and expertise to give our clients a new standard in measuring audiences and campaigns across multiple platforms. This continues our strategy of combining survey, panel and census data and putting digital at the heart of all we do.”

To view the release from WPP, please visit: http://www.wpp.com/wpp/investor/financialnews/2015/feb/12/kantar-partners-with-comscore-the- us-based-internet-audience-measurement-company/.

About comScore

comScore, Inc. (NASDAQ: SCOR) is a global leader in digital measurement and analytics, delivering insights on web, mobile and TV consumer behavior that enable clients to maximize the value of their digital investments. For more information, please visit www.comscore.com/companyinfo.

About Kantar

Kantar is the data investment management arm of WPP and one of the world’s largest insight, information and consultancy groups. By uniting the diverse talents of its 12 specialist companies, the group is the pre-eminent provider of compelling data and inspirational insights for the global business community. Its

30,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

For further information, please visit us at www.kantar.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, expectations regarding the impact and benefits to comScore and WPP from their partnership, financial or otherwise, and the expected results and outcome of the pending tender offer and transactions. These statements involve risks and uncertainties that could cause our actual results to differ materially, including, but not limited to: the features and characteristics of the products, the rate of development of the digital marketing intelligence, Internet advertising and e-Commerce markets; the growth of the Internet as a medium for commerce, content, advertising and communications; the level of participation by comScore stockholders in the tender offer; and the acceptance of new products and methodologies by the industry, including existing and prospective clients.

For a detailed discussion of these and other risk factors, please refer to comScore’s most recent respective Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and from time to time other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s Web site (http://www.sec.gov).

Stockholders of comScore are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer for up to 15% of the outstanding shares of comScore, Inc. (“comScore”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of comScore pursuant to the proposed tender offer by WPP plc (“WPP”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by WPP. In addition, comScore will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. COMSCORE’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO ACQUISITION SUB’S TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. comScore’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from comScore’s Investor Relations department at www.ir.comscore.com.